Exhibit 99.2

Smith Barney Citigroup
18th Annual Transportation Conference

November 12, 2003

Photo

ExpressJet Holdings, Inc.



The following presentation contains forward-looking statements that are not limited to historical facts, but reflect our current beliefs, expectations or intentions regarding future events. There are a number of factors that could cause actual results to differ materially from those in the forward-looking statements. Some of the known risks that could significantly impact our results include, but are not limited to, our dependence on our capacity purchase agreement with Continental Airlines; our dependence on Continental Airlines' financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; our high leverage; and competition and industry conditions. Additional information concerning risk factors that could affect our actual results are described in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2002. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. We undertake no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise.





ExpressJet Airlines

ExpressJet

- The world's largest regional airline
  - 220 Embraer ERJs at November 12, 2003
  - 54 firm orders
  - 100 options
- Exclusive operator of regional jets for Continental Airlines at its hubs
  - New York/Newark, Houston and Cleveland
- Approximately 1,100 flights daily to 127 destinations in USA, Mexico and Canada
- Named 2003 Regional Airline of the Year by *Air Transport World*



Current ExpressJet Markets

- We served approximately 3.1 million customers in the last quarter and added five new routes, including destinations in the Bahamas and Mexico



Current Cities
Hub Locations

3



YTD 2003 Operating Results

($ in millions, except per share data)	9 Months Ended September 30, 2003	H/(L) than 9 Months Ended September 30, 2002	% H/(L) than 2002
Operating Revenue	$970.5	$165.4	20.5%
Operating Expenses	835.1	139.3	20.0%
Operating Income	135.4	26.1	23.9%
Non-operating Expense, net	(4.5)	(2.9)	(39.6)%
Pre-tax Income	130.9	29.0	28.5%
Taxes, Dividends and Other	50.6	10.7	26.8%
Net Income to Common Stockholders	$80.3	$18.3	29.6%
Basic and Diluted EPS	$1.29	$0.26	25.2%

4



Building Financial Strength ($MM)

- Demonstrated ability to generate strong cash flows since IPO in April 2002



$400
$300
$200
$100
$0
100
357
(278)
179
1Q 2002 Cash Balance
Cash Flow from Operations
Net Debt Payments, Cap Ex and Other
YE 2003E Cash Balance

Other includes proceeds from sales of flight equipment

5



● Used excess cash to improve balance sheet by paying down debt





ExpressJet

Convertible Notes Offering

- Sold $137.2 million of convertible notes due August 1, 2023
- Coupon of 4.25% payable semi-annually
- Converts into common stock at a ratio of 54.9451 per $1,000 of principal
  - $18.20 conversion price represents a 30.47% premium over July 30, 2003 close of $13.95
- Non-callable for five years, first put date in five years



Broadening Stockholder Base

- Used proceeds of convertible notes offering to repurchase 9.8 million common shares from Continental, reducing its ownership to 45% and reducing ExpressJet's outstanding share count 15% to 54.7 million
- In addition, Continental contributed 7.4 million common shares to its pension plan on September 9, reducing its ownership of ExpressJet to 31%
  - Trustee sold approximately 1.9 million shares and increased the float* 6.4%





XJT Ownership June 30, 2003

47%
Public
CAL
53%

XJT Ownership November 10, 2003

31%
CAL
Public
59%
CAL
Retirement
Trust
10%

8

** Total number of outstanding shares less Continental and Continental Retirement Plan holdings*





Scheduled Year-End Debt Balance ($ millions)

$400
$300
$200
$100
$0
347
280
171
145
143
139
2003E
2004E
2005E
2006E
2007E
2008E
CAL Note Payable
EDC
Convertible Offering



- ExpressJet's 50 planned deliveries between 2004 and 2006 represent a third* of the committed firm orders for regional jets among all publicly traded regionals



Source: UBS Investment Research, Company reports





Projected ASM Growth

Billions of ASMs
15
13
11
9
7
5
15.5% CAGR
2002A
2003E
2004E
2005E
2006E
2007E

Projected for firm aircraft orders only



ExpressJet vs. Regionals

- Even with solid growth already identified, ExpressJet is modestly valued

	XJT	SKYW	MESA
Recent Stock Price (11/7/03 Close)	$ 16.13	$ 17.82	$ 10.75
Last Four Quarters EPS*	$ 1.65	$ 1.10	$ 0.61
Implied Trailing P/E	9.8	16.2	17.6
Discount to SKYW and MESA		40%	45%

** Q4 2002 – Q3 2003 First Call estimate used for MESA since September earnings not yet reported*

12



- We are partnered with the best hub-and-spoke carrier
  - Operating at RASM premium to industry
  - Focusing on product and customer service



3Q 2003 Operating Margin

	CAL	NWAC	AMR	UAL	UAIR	DAL
	7.4%	5.7%	3.6%	0.5%	(2.1%)	(2.4%)

Source: Company reports

13



- ExpressJet is well-positioned for the future
  - Largest all-jet, single fleet type operator
  - Established track record for reliability and efficiency
  - Partnered with well-positioned major airline
  - Planned cumulative capacity growth of 15.5% through 2007
  - Infrastructure in place to support growth
  - Industry top-tier cash generation and financial performance

